

January 14, 2014

Via Email
Lorne E. Phillips
Executive Vice President and CFO
Pioneer Energy Services Corp.
1250 NE Loop 410, Suite 1000
San Antonio, TX 78209

     Re: Pioneer Energy Services Corp.
                Form 10-K for Fiscal Year Ended
                December 31, 2012
                Filed February 13, 2013
                File No. 1-08182

Dear Mr. Phillips:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Ethan Horowitz

                               Ethan Horowitz
                               Branch Chief